Riot Platforms, Inc. 3855 Ambrosia St., Ste. 301 Castle Rock, CO 80109 +1 (303) 794-2000 www.RiotPlatforms.com

January 13, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:Lulu Cheng; David Lin; Michelle Miller; and Mark Brunhofer

Re:Riot Platforms, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

Form 10-Q for the Period Ended September 30, 2024

File No. 001-33675

Ladies and Gentlemen:

On behalf of Riot Platforms, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) received on December 20, 2024, relating to the Company’s Form 10-Q filed with the SEC on November 4, 2024 (the “3Q24 Form 10-Q”) and Form 10-K filed with the SEC on February 23, 2024 (the “Form 10-K”).

For your convenience, the Staff’s comments have been repeated below in their entirety in bold, with the Company’s response to a particular comment set out immediately thereunder. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter received from the Staff on December 20, 2024. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the relevant 3Q24 Form 10-Q and Form 10-K, as applicable.

Form 10-Q for Fiscal Quarter Ended September 30, 2024

General

1.	We note your response to prior comment 1 and added risk factor disclosure at pages 49 – 50 of your September 30, 2024 Form 10-Q addressing the potential uncertainties under applicable insolvency laws with respect to the holding of crypto assets in custodial accounts, including the consequent risk that your custodially-held Bitcoin could be considered property of your custodian’s estate in the event of bankruptcy of your custodian and the material impact and risks to shareholders related thereto. In light of your added risk factor disclosure, please revise to balance and/or reconcile your proposed disclosure in the “Business – Industry Trends” section of your Form 10-K that your custodian holds your Bitcoin in segregated trust accounts solely for Riot’s benefit and that your “Bitcoin held in such trust accounts are therefore not at risk of such custodian’s creditors or subject to inclusion in the bankruptcy estate of such custodian (emphasis

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added), if such custodian were ever to petition for bankruptcy protection or otherwise be declared insolvent.” See Appendix “B” to your response letter dated July 2, 2024.

Company Response: We respectfully acknowledge the Staff’s comment and confirm that we will enhance our disclosures to address potential uncertainties under applicable insolvency laws with respect to the holding of crypto assets in custodial accounts in future filings on Form 10-K under Item 1. Business, beginning with the Form 10-K for the year ending December 31, 2024 (the “2024 Form 10-K”). An example of such enhanced disclosures for illustration purposes using the “Industry Trends” section of Item 1. Business in the Form 10-K is attached hereto as Appendix “A” (inserts marked with underline; deletions marked with strikethrough).

Additionally, we advise the Staff that the risk factor included in our 3Q24 Form 10-Q will be enhanced in our 2024 Form 10-K to note recent changes to the Company’s custodial relationships, substantially in the form as follows (inserts marked with underline; deletions marked with strikethrough):

“We are subject to counterparty risks, including in particular risks and uncertainties relating to our custodians.

We rely on the well-known U.S. based third-party digital asset-focused ~~custodian~~custodians, NYDIG and Coinbase (each, a “Custodian”), to safeguard our Bitcoin using cold storage. ~~NYDIG~~Each Custodian receives and holds our custodied assets, which includes both our digital assets and any cash we may choose to custody with ~~NYDIG~~the applicable Custodian. Pursuant to the NYDIG Custodial Agreement~~, NYDIG~~ and the Coinbase Prime Broker Agreement, each Custodian has covenanted that ~~it holds~~they hold our digital assets in ~~a~~ segregated ~~account that will at all times be identifiable in NYDIG's database as being stored for our~~accounts for the Company’s benefit; that ~~NYDIG~~the Custodian has no ~~right~~rights, interest or title in our digital assets; and that our digital assets do not constitute an asset on the balance sheet of ~~NYDIG~~such Custodian. To the extent ~~NYDIG~~a Custodian holds any cash on our behalf, ~~NYDIG~~it may hold our cash in one or more omnibus "for benefit of customers" accounts at one or more U.S. insured depository institutions. However, currently, the Company has no cash custodied~~,~~  and has no immediate or future plans to custody~~,~~  any cash with ~~NYDIG~~either Custodian. Under the terms of the NYDIG Custodial Agreement~~, NYDIG~~ and the Coinbase Prime Broker Agreement, each Custodian has covenanted that our digital assets will not be commingled with other digital assets held by ~~NYDIG~~the Custodian, except that in the NYDIG Custodial Agreement, assets may be temporarily commingled (typically for no longer than 12 hours, but in no case longer than 72 hours) as an operational matter, if required, to effect a transfer into or out of our digital asset account. In the NYDIG Custodial Agreement, NYDIG further represents and warrants that beneficial and legal ownership of all our digital assets is, and will remain, freely transferable without the payment of money or value and that NYDIG has no ownership interest in our account.

While we believe that each of the NYDIG Custodial Agreement ~~provides~~and Coinbase Prime Broker Agreement provide our business with reasonable protections for our ~~business's~~ operations and the safe storage of our digital assets, we make no assurances that storing our digital assets with ~~NYDIG~~either Custodian is free from risk. To the best of our knowledge, ~~NYDIG~~each Custodian safely stores our digital assets in segregated accounts as represented in the NYDIG Custodial Agreement and Coinbase Prime Broker Agreement; however, if ~~NYDIG~~a Custodian were to be in breach of ~~the~~its agreement, our digital assets could be compromised. Similarly, if ~~NYDIG~~a Custodian were to cease operations, declare insolvency or file for bankruptcy, there is a reasonable risk that recovery of our assets, though kept in segregated accounts, would be delayed or unrecoverable. Applicable insolvency law is not fully developed with respect to the holding of digital assets in custodial accounts. If our custodied Bitcoin were considered to be the property of ~~our~~

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~~custodian’s~~a Custodian’s estate in the event that such ~~custodian~~Custodian were to enter bankruptcy, receivership or similar insolvency proceedings, there is a risk that we could be treated as a general unsecured creditor of such custodian, inhibiting our ability to access our Bitcoin. Even if we are able to prevent our Bitcoin from being considered the property of a ~~custodian’s~~Custodian’s bankruptcy estate as part of an insolvency proceeding, it is possible that we would still be delayed or may otherwise experience difficulty in accessing our Bitcoin held by the ~~affected custodian~~Custodian during the pendency of the insolvency proceedings. A delay in our ability to access our Bitcoin could result in the loss of the value related to some or all of our Bitcoin and could have a material adverse effect on our financial condition and the market price of our common stock. We also do not have ~~a~~ readily available additional backup ~~custodian~~custodians at this time, so if NYDIG or Coinbase were to cease operations, declare insolvency or file for bankruptcy, we would need to self-custody ~~our~~the applicable digital assets using cold storage until we could contract with another adequate custodian for the safe storage of our assets which may have a disruptive effect on our business. In the meantime, our mined Bitcoin would continue to aggregate in our proprietary wallet until we found ~~a~~another suitable cold storage custodian.”

2.	We reviewed your response to prior comment 15 and revised disclosures in response thereto. Please revise future filings to address the following points:
●	We note your disclosure in the fifth paragraph on page 35 of your September 30, 2024 Form 10-Q regarding the NYDIG Custodial Agreement. Please expand your future disclosure regarding this agreement to disclose the term and termination provisions thereof. Additionally, noting your disclosure that this agreement contains certain mutual indemnification provisions, please revise future filings to explain your related indemnification obligations thereunder, including the material terms of your obligation to indemnify NYDIG in this regard.
●	Refer to your revised disclosure on page 50 of your September 30, 2024 Form 10- Q in the risk factor headed, “Our limited rights of legal recourse and our lack of insurance protection over our Bitcoin….” We note you have removed your disclosure that “we require our custodian to maintain insurance policies against cyber-attacks and other unauthorized intrusion events which may target our Bitcoin, ... Such protections are imperfect, however, … and our custodied Bitcoin may be lost, as a result,” appearing on page 41 of your June 30, 2024 Form 10-Q. Please revise future filings to reinstate this disclosure or advise otherwise. Also please describe in future filings your custodian's insurance coverage in greater detail, including how the total value of insurance coverage that would compensate you in the event of Bitcoin losses compares to the total value of Bitcoin held by your custodian, as opposed to stating that the “magnitude of such loss may exceed (emphasis added) the amount of insurance coverage for our Bitcoin,” as previously disclosed in your June 30, 2024 Form 10-Q.

Company Response: We respectfully acknowledge the Staff’s comment and respond as follows:

Bullet #1: We confirm that we will expand our future disclosures regarding the NYDIG Custodial Agreement, and the new Coinbase Prime Broker Agreement, to disclose the term and termination provisions, and mutual indemnification provisions, as applicable.  An example of such enhanced disclosures for illustration purposes using the “Bitcoin Mining” section of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in the 3Q24 Form 10-Q is attached hereto as Appendix “B” (inserts marked with underline; deletion marked with strikethrough).

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Bullet #2: We respectfully acknowledge the Staff’s comment and advise the Staff that since we filed our Form 10-Q for the period ended June 30, 2024, we entered into an arrangement with a new custodian, Coinbase, resulting in us currently having relationships with two well-known U.S. based third-party custodians, NYDIG and Coinbase. NYDIG is not required to maintain insurance coverage under the NYDIG Custodial Agreement.  Coinbase is required under the Coinbase Prime Broker Agreement to maintain insurance coverage, but it has discretion to determine the types and amounts, subject to being commercially reasonable for the custodial services provided thereunder.

Accordingly, we respectfully advise the Staff that, for the following reasons, it is appropriate not to reinstate in future filings the “we require our custodian to maintain insurance policies against cyber-attacks and other unauthorized intrusion events which may target our Bitcoin, ... Such protections are imperfect, however, … and our custodied Bitcoin may be lost, as a result,” disclosure from our Form 10-Q for the period ended June 30, 2024:

●	We have no contractual right to control whether a custodian maintains any insurance coverage, in the case of NYDIG, or the type or amount of insurance coverage, in the case of Coinbase; and
●	If it maintains insurance coverage, the custodian is not required to notify us of the type, amount or other terms thereof, which may change without notice to us.

However, we advise the Staff that in future filings we will revise the disclosures on page 50 of our 3Q24 Form 10-Q in the risk factor headed, “Our limited rights of legal recourse and our lack of insurance protection over our Bitcoin….,” substantially as follows, in response to the Staff’s comment, to clarify the risk of lack of insurance protection over our Bitcoin, as it relates to our custodians (inserts marked with underline; deletions marked with strikethrough):

“Our limited rights of legal recourse and our lack of insurance protection over our Bitcoin expose us and our stockholders to the risk of loss of our Bitcoin for which there may be no adequate remedy.

While we rely on ~~a~~ well-known U.S.-based ~~third party~~third-party digital asset-focused ~~custodian~~custodians to safeguard our Bitcoin, our Bitcoin is not insured by us, including not being subject to Federal Deposit Insurance Corporation or Securities Investor Protection Corporation protection. Accordingly, if our Bitcoin is lost, stolen or destroyed under circumstances rendering a party liable to us, our loss could be significant and the responsible party may not have the financial resources sufficient to satisfy our claim. For example, as to a particular event of loss, the only source of recovery for us might be limited, to the extent identifiable, to responsible third parties~~,~~  such as a custodian, or in other instances, a thief, terrorist or others, any of which may not have the financial resources (including liability insurance coverage) to satisfy a valid claim. We believe our custodians, NYDIG and Coinbase, maintain limited insurance policies covering the pool of digital assets each custodies against certain events of loss, such as theft. NYDIG and Coinbase custody the digital assets of hundreds of parties, worth billions of U.S. dollars, and any insurance coverage held by any of these custodians is likely significantly less than the total value of the custodied digital assets of their customers. Any insurance proceeds received by a custodian in response to a loss would likely be shared by the custodian with us and other affected parties, rendering any amount we would receive significantly less than the value of our lost custodied assets. Furthermore, any insurance held by the custodians may be terminated without notice to us. Any loss of insurance coverage would impede our ability to be compensated for our losses. Therefore, a loss may be suffered with respect to our Bitcoin for which there may be no recourse ~~is available~~or adequate remedy, which could have a material adverse effect on our results of operations and financial condition and, consequently, an investment in our securities.”

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Bitcoin Mining, page 35

3.	We note your response to prior comment 7 and the revised disclosures at pages 37 – 38 of your September 30, 2024 Form 10-Q. Please expand your disclosure in future filings to disclose the gross purchase price of your mining equipment and clarify whether, and if so, how, such equipment acquisition costs factor into your breakeven analysis.

Company Response: We respectfully acknowledge the Staff’s comment and confirm that we will expand our disclosures regarding the purchase price of our mining equipment and how such costs impact our breakeven analysis beginning with the 2024 Form 10-K. Specifically, we will add disclosure to our breakeven analysis that we capitalize the acquisition cost of our miners and depreciate them over a three-year period, during which time, they are expected to generate revenue. Additionally, we will disclose the cash expenditures on miners for each period presented. Our expanded disclosure will be to footnotes 2 and 4 of our cost to mine one bitcoin table (as previously disclosed on page 37 of our 3Q24 Form 10-Q) substantially in the form as follows:

(2) During the years ended December 31, 2024, 2023 and 2022, we paid in cash approximately $XX million, $XX million, and $XX million, respectively, in total deposits and payments for the purchase of miners. Costs to finance the purchase of miners were zero as the miners were paid for with cash from the Company’s cash balance. The seller did not provide any financing, nor did the Company borrow from a third-party to purchase the miners. The Company does not have any current plans to finance miners we may purchase in the future.

...

(4) The Company capitalizes the acquisition cost of its miners and includes these costs in Property and equipment, net on its Consolidated Balance Sheets. The miners are depreciated over an estimated useful life of three years, during which time, the miners are expected to generate bitcoin revenue. We do not consider depreciation expense in determining whether it is economical to operate our miners since depreciation is a non-cash expense and is not a variable operating cost that can be avoided even if we curtail operations temporarily.

Depreciation expense incurred is disclosed for each respective period in the table above. The following table presents the future depreciation expense of all our Bitcoin miners:

2025$XX

2026 XX

2027 XX

Total$XX

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We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to contact the undersigned at (303) 794-2000 or our counsel, Ivan A. Colao, Esq., of Holland & Knight LLP, at (904) 798-5488.

Sincerely,

/s/ Ryan D. Werner

Ryan D. Werner, SVP, Chief Accounting Officer

CC: Jason Les, Chief Executive Officer, Riot Platforms, Inc.

Colin Yee, Executive Vice President & Chief Financial Officer, Riot Platforms, Inc.

William Jackman, Executive Vice President & General Counsel, Riot Platforms, Inc.

Ivan A. Colao, Esq., Holland & Knight LLP

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January 13, 2025

Appendix “A”

Example of Enhanced Disclosures for the “Industry Trends” Section of Item 1. Business of the Form 10-K

Industry Trends

During 2022 and 2023, we observed several companies in the Bitcoin ecosystem experience significant challenges and initiate bankruptcy proceedings due to the significant volatility in the price of Bitcoin, the increase in interest rates, the volatility in spot prices of power, and other national and global macroeconomic factors. We anticipate this trend will likely continue as companies attempt to shift their business models to operate on significantly compressed margins. Further affecting the margins of the companies within the Bitcoin ecosystem, the Bitcoin reward for solving a block is subject to periodic incremental halving, as described below under the heading “Factors Affecting Profitability - Halving.”

The dramatic increase in the price of Bitcoin observed in the market during prior years caused many companies to over-leverage themselves, thus operating in potentially unsustainable ways given the recent variability in the price of Bitcoin. We chose to refrain from engaging in any significant debt-financing activities during this period and, as a result, has not been subject to the significant debt-service shortfalls some of our competitors are experiencing. Despite such challenges in the ecosystem, we continue to focus on building long-term stockholder value by taking strategic action to vertically integrate our business, expanding the Rockdale Facility and developing the Corsicana Facility. Management believes this focus will positively affect each of our ~~three~~ business segments by providing more capacity for our Bitcoin Mining ~~and Data Center Hosting~~ operations, and by capitalizing on supply chain efficiencies garnered through our Engineering segment. As we grow our business, we continue to focus on deploying our efficient Bitcoin mining fleet, at scale, while realizing the benefits of being an owner and operator of our Bitcoin Mining ~~and Data Center Hosting~~ facilities.

We anticipate companies in our industry will continue to experience challenges, and that 2024 may continue to be a period of consolidation in the Bitcoin mining industry. Further, given our relative position, liquidity, and absence of any significant long-term debt, we believe we are well positioned to benefit from such consolidation. We are continuously evaluating strategic opportunities which we may decide to undertake as part of our strategic growth initiatives; however, we can offer no assurances that any strategic opportunities which we decide to undertake will be achieved on the schedule or within the budget we anticipate, if at all, in our competitive and evolving industry, and our business and financial results may change significantly as a result of such strategic growth.

The recent shutdowns of certain digital asset exchanges and trading platforms due to fraud or business failure has negatively impacted confidence in the digital asset industry as a whole and led to increased oversight and scrutiny of the industry. We did not have any exposure to any digital asset lenders or exchanges who have declared bankruptcy or have suspended operations. We only hold and sell Bitcoin that we have mined and do not sell, hold, or redeem any Bitcoin for any other parties. Our Bitcoin is held in cold storage wallets by ~~a~~ well-known U.S.-based third-party digital asset-focused custodians. We also sell our Bitcoin using our custodians’~~s~~ U.S. brokerage services.

Our Bitcoin is held in cold storage wallets by well-known U.S.-based third-party digital asset-focused custodians. The cold storage wallets in which our Bitcoin are held are located in the United States. Our custodian NYDIG is a standalone trust company organized by an institutional-grade New York City bank,

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which holds our Bitcoin in trust accounts solely for Riot’s benefit. Our custodian, Coinbase is established as a New York Trust Company, a fiduciary under New York state law, and is regulated by the New York Department of Financial Services. The Company’s funds at Coinbase are legally segregated at the account, sub-account, and on-chain wallet address level. While we believe that our custodial agreements provide our business with reasonable protections for our operations and the safe storage of our digital assets, we make no assurances that storing our digital assets with either NYDIG or Coinbase is free from risk. To the best of our knowledge, NYDIG and Coinbase safely store our digital assets in segregated accounts as represented in the NYDIG Custodial Agreement and the Coinbase Prime Broker Agreement; however, if either, or both, of our custodians were to be in breach of its agreement, our digital assets could be compromised. Similarly, if NYDIG or Coinbase were to cease operations, declare insolvency or file for bankruptcy, there is a reasonable risk that recovery of our assets, though kept in segregated accounts, would be delayed or unrecoverable.

Applicable insolvency law is not fully developed with respect to the holding of digital assets in custodial accounts. If our custodied Bitcoin were considered to be the property of our custodian’s estate in the event that such custodian were to enter bankruptcy, receivership or similar insolvency proceedings, there is a risk that we could be treated as a general unsecured creditor of such custodian, inhibiting our ability to access our Bitcoin. Even if we are able to prevent our Bitcoin from being considered the property of a custodian’s bankruptcy estate as part of an insolvency proceeding, it is possible that we would still be delayed or may otherwise experience difficulty in accessing our Bitcoin held by the affected custodian during the pendency of the insolvency proceedings. To our knowledge, our custodian has not petitioned for bankruptcy protection, been declared insolvent or bankrupt, made any assignment for the benefit of creditors, or had a receiver appointed for its assets, at any point while we have been a customer. Further, none of our Bitcoin was, as of the time of filing this report, custodied with any entity that has petitioned for bankruptcy protection, been declared bankrupt or insolvent, made any assignment for the benefit of creditors, or had a receiver appointed for its assets. The recent bankruptcies in the crypto industry and failures of certain financial institutions have not resulted in any loss or misappropriation of any of our Bitcoin nor have such events impacted our access to any of our Bitcoin.

We are not aware of any of our custodians experiencing excessive redemptions or withdrawals, or having suspended redemptions or withdrawals, of any customer assets (Bitcoin, crypto, or otherwise). Further, we have not experienced any loss of, or access to, our Bitcoin custodied with our custodians, we have never been unable to account for such Bitcoin assets, and we are not aware of our custodians having ever been unable to account for our Bitcoin assets or the crypto assets of its other customers. Our accounting and internal audit teams perform a monthly reconciliation of our Bitcoin assets held by NYDIG and the records of our mining pool. The Chief Accounting Officer verifies these reconciliations quarterly, and our auditors verify the location and quantity of our Bitcoin assets annually, as part of the year-end audit process of our financial statements and internal controls over financial reporting.

To the extent we sell any of our Bitcoin custodied at either NYDIG or Coinbase, we do so through such custodian’s U.S. brokerage services, which are registered with the Financial Crimes Enforcement Network (“FINCEN”) and hold New York State Department of Financial Services (“NYDFS”) Bitlicenses. Such brokered sales are made primarily through market-making transactions with institutional grade investors. While we do not know the identity of the purchasers in such brokered sales of our Bitcoin, each of our custodians have made all customary representations to us regarding its compliance with all Know Your Customer and Anti-Money Laundering (“KYC/AML”) regulations applicable to such brokered sales of our Bitcoin, and our agreements with such brokerage service require it to comply with all applicable FINCEN, NYDFS, and with respect to the NYDIG Custodial Agreement, Treasury OFAC rules and regulations, including with respect to KYC/AML.

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In 2023, the banking industry and financial services sector experienced disruptions and instability. In March 2023, Silvergate Capital Corporation, the holding company for Silvergate Bank, which was primarily focused on the digital asset industry, announced its intent to wind down operations and voluntarily liquidate its holdings. Also in March, Silicon Valley Bank and Signature Bank both closed. The Federal Deposit Insurance Corporation (“FDIC”) was appointed receiver following their closures and transferred substantially all assets of the former banks to newly created, FDIC-operated bridge banks in an action to protect all depositors of the banks. In May 2023, First Republic Bank was closed, and the FDIC sold substantially all of First Republic Bank’s assets to JP Morgan Chase & Co.

Although we maintained certain operating accounts with Signature Bank prior to its closure, we have since transferred all our deposits previously held with the bank to other banking institutions. We did not lose access to our accounts or experience interruptions in banking services, and we suffered no losses with respect to our deposits at Signature Bank as a result of the bank’s closure. We did not have any banking relationships with Silicon Valley Bank, Silvergate Bank, or First Republic Bank, and currently hold our cash and cash equivalents at multiple banking institutions. Although we did not suffer any losses, we continue to monitor for updates to mitigate any future impacts we may be subject to as a result of instability of the banking industry and financial services sector.

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Appendix “B”

Example of Enhanced Disclosures using the “Bitcoin Mining” Section of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations of the 3Q24 Form 10-Q.

Bitcoin Mining

We own and operate one of the largest Bitcoin Mining operations in North America. During the nine months ended September 30, 2024, we continued to deploy miners at our Rockdale Facility, continued development activities and commencement of deployment of miners at the Corsicana Facility, with the objective of increasing our operational efficiency and performance in the future, and acquired the Kentucky Facility.

As of September 30, 2024, our Bitcoin Mining business segment had a total deployed hash rate capacity of approximately 28.2 EH/s, as compared to 12.4 EH/s as of December 31, 2023, and 10.9 EH/s as of September 30, 2023, resulting in increases of 127.4% and 158.7%, respectively. We anticipate achieving a total self-mining hash rate capacity of approximately 34.9 EH/s by the end of 2024.

During the nine months ended September 30, 2024, we mined 3,312 Bitcoin, which represented a decrease of 1,684 Bitcoin from the 4,996 Bitcoin we mined during the nine months ended September 30, 2023. The decrease was primarily due to the increase in the Bitcoin network difficulty, which has more than doubled since January 2023, and the halving that occurred in April 2024, partially offset by higher Bitcoin prices and our increase in deployed hash rate.

As Bitcoin is a decentralized cryptocurrency, it is not required that Bitcoin be held by a custodian, and we may elect to self-custody. However, we believe our private keys relating to our Bitcoin are better safeguarded by the secure environment provided by custodians. Self-custodying poses an increased risk to our private keys and we may not have the same level of protection as custody providers who are well versed in industry best practices to protect digital assets from potential theft, loss, or destruction.

Pursuant to the Digital Asset Custodial Agreement, dated as of November 1, 2023, between us and NYDIG Trust Company LLC (“NYDIG”) (as may be amended, modified or supplemented from time to time, the “NYDIG Custodial Agreement”), NYDIG, a well-known U.S.-based third-party digital asset-focused custodian, holds our Bitcoin in cold storage wallets in a digital asset account in our name. In exchange for its custodial services, NYDIG charges an annual fee equal to a percentage of our custodied Bitcoin based on the daily average value in U.S. dollars of the Bitcoin we custody with NYDIG. Our Bitcoin held in such digital asset accounts does not constitute “deposits” within the meaning of U.S. federal or state banking law and the digital asset accounts are not subject to Federal Deposit Insurance Corporation or Securities Investor Protection Corporation protections. The cold storage wallets in which our Bitcoin is held with NYDIG are ~~all~~ located in the United States. The NYDIG Custodial Agreement is for a term of one-year, and automatically renews for successive one-year periods, unless either the Company or NYDIG provides thirty days’ notice of termination, in writing, except that either the Company or NYDIG may terminate the NYDIG Custodial Agreement in writing, effective immediately, in the event that either NYDIG or the Company are adjudged bankrupt or insolvent or files an application for an arrangement with its creditors, or there is a material misstatement or failure of a party to perform its obligations under the NYDIG Custodial Agreement, a change in applicable law that has a material adverse effect on the services provided for in the NYDIG Custodial Agreement, or a substantial change in ownership or control or material adverse change in the financial condition of NYDIG or the Company.

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The NYDIG Custodial Agreement contains certain mutual indemnification provisions, including that NYDIG will indemnify us against direct claims for loss of custodied assets that arise directly from NYDIG’s or NYDIG’s nominees’ grossly negligent action, grossly negligent failure to act, bad faith or willful misconduct. Additionally, the Company shall indemnify NYDIG against all claims and liabilities incurred or assessed against NYDIG in connection with the NYDIG Custodial Agreement, except as may arise from certain of NYDIG or its nominees’ own actions or conduct.

For more information on the NYDIG Custodial Agreement, see the full text of the NYDIG Custodial Agreement included herein~~to~~ as Exhibit ~~10.2~~XXX, which qualifies the forgoing descriptions of the NYDIG Custodial Agreement in its entirety.

We are also a party to a Digital Asset Execution Agreement with NYDIG Execution LLC (“NYDIG Execution”), pursuant to which NYDIG Execution executes or arranges transactions of our Bitcoin (“Orders”) as our agent. NYDIG Execution earns a commission on each trade determined by the net trade proceeds in U.S. dollars. NYDIG Execution does not charge us additional fees for principal trades. We deliver our Orders to NYDIG Execution via a designated security procedure, and each Order is affirmatively accepted by NYDIG Execution. While our Bitcoin may temporarily be processed through a NYDIG Execution customer account, NYDIG has covenanted that our assets will not be commingled with the assets of NYDIG Execution. NYDIG Execution is required to deposit any cash from the sale of our Bitcoin into our bank account at a U.S. depositary institution, less any applicable commissions. NYDIG Execution does not guarantee the value of our Bitcoin and is not responsible for any delay or failure to complete any Order caused by a digital asset network. If NYDIG Execution fails to (1) execute a properly executable Order and (2) give us notice of such failure, NYDIG Execution will only be liable for our actual damages.

The Company engaged Coinbase, Inc., on behalf of itself and Coinbase Custody Trust Company, LLC, and, if applicable, Coinbase Credit, Inc. or Coinbase Custody International Ltd. (collectively, “Coinbase”), a well-known U.S.-based third-party digital asset-focused custodian through the Coinbase Prime Broker Agreement, which includes the Coinbase Custody Services Agreement attached thereto as Exhibit A, and the Coinbase Master Trading Agreement attached thereto as Exhibit B (together, the “Prime Broker Agreement”) for custodial and prime broker services, including, but not limited to, the storing of digital assets, trade execution, lending, post-trade credit, and other services. In exchange for its custodial services, Coinbase charges an initial storage fee and an annualized custodial service fee based on the total value of the digital assets the Company custodies with Coinbase. Our Bitcoin held in such digital asset accounts does not constitute “deposits” within the meaning of U.S. federal or state banking law and the digital asset accounts are not subject to Federal Deposit Insurance Corporation or Securities Investor Protection Corporation protections. The cold storage wallets in which our Bitcoin is held with Coinbase are located in the United States.

The Coinbase Prime Broker Agreement shall remain in effect until terminated by Coinbase or the Company for any reason upon providing thirty days written notice to the other party. However, Coinbase may, in its sole discretion, suspend, restrict or terminate the Coinbase Prime Broker Agreement, including by suspending, restricting or closing the Company’s accounts or any provision of credit (as applicable), immediately upon the occurrence of an Event of Default (as defined in the Coinbase Prime Broker Agreement), without prior notice to the Company.

The Coinbase Prime Broker Agreement contains certain mutual indemnification provisions, including that Coinbase will indemnify the Company from and against direct claims and losses arising out of or relating to

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any (i) violation, misappropriation, or infringement upon any United States patent, copyright, trademark, trade secret or other intellectual property right of a third party or (ii) violation of applicable law, unless such claims or losses arise out of or relate to the Company’s gross negligence, fraud, willful misconduct, or breach of the Coinbase Prime Broker Agreement. The Company will indemnify Coinbase from and against any and all third-party claims and losses arising out of or relating to the Company’s breach of the Coinbase Prime Broker Agreement, the Company’s violation of any law, rule, or regulation, or rights of any third party, or the Company’s gross negligence, fraud, or willful misconduct, except to the extent such third-party claims and losses resulted from the gross negligence, fraud or willful misconduct of Coinbase.

Additionally, under the Coinbase Prime Broker Agreement, Coinbase may execute or arrange transactions of our Bitcoin (“Orders”) as our agent. The Company will pay a fixed rate as commission and transaction fees associated with the Order executed. The Company delivers Orders to Coinbase, and Coinbase executes Orders by using automated trade routing services or by filling Orders on Coinbase’s over-the-counter trading service. Coinbase may accept or reject any Order, at its sole discretion. Coinbase does not guarantee the value of our Bitcoin and is not responsible for any delay or failure to complete any Order caused by a digital asset network.

For more information on the Coinbase Prime Broker Agreement, see the full text of the Coinbase Prime Broker Agreement included herein as Exhibit XXX, which qualifies the forgoing description~~s~~ of the Coinbase Prime Broker Agreement in its entirety.

Our custodian and brokerage services relationships are non-exclusive, and we may ~~freely~~ change our Bitcoin custodian and brokerage relationships at any time. We continually monitor our Bitcoin assets held by third-party custodians, and in the case of NYDIG we have unlimited audit rights with respect to such custodial accounts. The Company performs monthly reconciliations of our Bitcoin assets held by our custodian(s) and the records of our mining pool, and our independent auditors verify the location and quantity of our Bitcoin assets annually, as part of the year-end audit process of our financial statements and internal controls over financial reporting. The Company’s insurance providers do not have inspection rights associated with our Bitcoin assets held in cold storage.